ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

31 July 2009

Director/PDMR Shareholding

Reed Elsevier announces that Mr Anthony Habgood, Chairman of Reed Elsevier, today bought 50,000 Reed Elsevier PLC ordinary shares at 436p per share.

As a result of these transactions, Mr Habgoods’ interests in the share capital of Reed Elsevier is as follows:

50,000 Reed Elsevier PLC ordinary shares.